SBSE-A/A Application Updates

Citigroup Global Markets Ltd

CIK ID :0001012467

NFA ID ; 291281

Please note that the submission of the SBSE – A/A Application Updates for May 2024 have been made to the Principals;

Director	Removed Francisco Tobias Marin
Head of Business	Removed John Heppolette
Director	Added Graham Westgarth (who is subject to NFA approval = due to pending NFA payment of registration fee which is the only thing outstanding but has been processed and pending NFA receiving it. Will update again when he is approved.

I note from a previous conversation with a case worker, Wade, that we didn't need to upload the schedules under B for 13, 14 and 15 due to EDGAR being upgraded and the information is now captured within the portal.

Many Thanks, Zara Brown.

Zara.brown@citi.com